UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934

(Amendment No. 3)
RAIT Financial Trust
(Name of Issuer)

Common shares of beneficial interest, par value $0.03 per share
(Title of Class of Securities)

749227864
(CUSIP Number of Class of Securities)
Neil C. Rifkind
General Counsel
Tiptree Inc.
780 Third Avenue, 21st Floor
New York, NY 10017
(212) 446-1400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 14, 2018
(Date of Event which Requires Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 749227864	SCHEDULE 13D/A	Page 2 of 4

SCHEDULE 13D/A

1	NAME OF REPORTING PERSON Tiptree Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING 133,127 (1)
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER 133,127 (1)
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
133,127 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.19% (2)
14	TYPE OF REPORTING PERSON CO

(1)    All share numbers have been adjusted to account for the 1-for-50 reverse stock split of the Common Stock of RAIT Financial Trust (“RAIT”), effective August 13, 2018 (the “Effective Date”).
(2)    Based upon 1,850,655 shares of Common Stock outstanding as of the Effective Date as reported in RAIT’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2018.

CUSIP No. 749227864	SCHEDULE 13D/A	Page 3 of 4

EXPLANATORY NOTE

This Amendment No. 3 (the “Amendment No. 3”) to Schedule 13D is being filed by Tiptree Inc. (“Tiptree”) to amend certain information in the Schedule 13D filed on January 22, 2016, as amended by Amendment No. 1 filed on February 11, 2016 and Amendment No. 2 filed on September 19, 2017 (together, the “Amended 13D” and together with this Amendment No. 3, the “Schedule 13D”). The information in each Item below amends the information disclosed under the corresponding Item of the Amended 13D. Except as amended and supplemented herein, the information set forth in the Amended 13D remains unchanged. Capitalized terms used herein have meanings as assigned thereto in the Amended 13D unless defined herein. The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

This Amendment No. 3 provides an update on Tiptree’s ownership of RAIT Financial Trust (the “Issuer”) after the Issuer effected a 1-for-50 reverse split of its Common Stock effective August 13, 2018 (the “Effective Date”). The Issuer filed a Form 8-K on August 13, 2018 stating that after Effective Date the Common Stock CUSIP number is 749227864.

Item 5.	Interest in Securities of the Issuer

Item 5 to Amendment No. 3 is amended and restated as follows:

(a-b) As of the date hereof, after giving effect to the 1-for-50 reverse split of the Issuer’s Common Stock, Tiptree is the beneficial owners of 133,127 Common Shares (7.19%) of the Issuer, based upon the 1,850,655 Common Shares outstanding as of the Effective Date, according to the Issuer's Form 10-Q for the quarter ended June 30, 2018, filed with the Securities and Exchange Commission.
Tiptree is filing this Schedule 13D as the parent company of and indirect beneficial owner of the Common Shares held by its subsidiaries. Tiptree has sole voting and dispositive power of the Common Shares to which this filing relates.
(c) The Reporting Person has not effected any transactions in the Common Stock of the Issuer during the sixty days prior to the date of this Amendment No. 3.
(d) No person other than Tiptree and its applicable subsidiaries is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the securities reported in this Schedule 13D.
(e) Not applicable.

CUSIP No. 749227864	SCHEDULE 13D/A	Page 4 of 4

SIGNATURES
After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.
Dated: August 16, 2018

Tiptree Inc.
By:	/s/ Jonathan Ilany
Name:	Jonathan Ilany
Title:	Chief Executive Officer